September 20, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”) (File Nos. 333-89822 and 811-21114)

Dear Mr. Rosenberg:

On July 24, 2024, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 305 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 314 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (the “Amendment”). The Amendment was filed for the purpose of updating the registration statement to reflect certain name, investment objective, and investment strategy changes.

We received comments from you relating to the Amendment on September 9, 2024. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, update financial information, and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as the Amendment.

1.Comment: Please supplementally provide a list of the funds and their respective broad- based index.

Response: The Trust will provide to the Staff, under separate cover, a list of the funds and their respective broad-based index.

2.Comment: Please confirm 0% portfolio turnover rate for the ProShares Short Bitcoin ETF.

Response: The Trust confirms that the Fund’s portfolio turnover rate was 0%. As noted in the Amendment, this portfolio turnover rate is calculated without regard to cash instruments or derivatives transactions.

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3.Comment: With respect to the ProShares Short Bitcoin ETF, please update disclosures in the Principal Investment Strategies to clearly disclose the types of swaps the fund intends to use including whether the Fund intends to obtain exposure through swaps that use Spot ETFs as the underlying reference asset. Please refer to the disclosure in the ProShares Ultra Bitcoin ETF, which indicates that “[t]he Fund will gain swap exposure to bitcoin by entering into one or more swap agreements that use a single U.S.-traded ETF that holds spot bitcoin (each a “Spot Bitcoin ETF”) as a reference asset.”

Response: The Trust respectfully declines to make the requested changes. The Trust believes that its current disclosure adequately describes the types of swaps the Fund intends to use, specifically that the Fund may utilize swaps that provide exposure to bitcoin. The Trust notes that currently the Fund obtains its exposure to bitcoin primarily through bitcoin futures. If, in the future, the Fund were to obtain a significant portion of its exposure to bitcoin using swap on a single Spot Bitcoin ETF, the Fund would revise its registration statement to include the requested disclosures.

4.Comment: Under "Derivatives Risk,” please clarify that the derivatives mentioned refer specifically to bitcoin futures and swaps. Additionally, under the "Principal Risks" section, please include risk disclosure for swaps, similar to the existing disclosure for futures contracts.

Response: The Trust has revised its principal investment strategies disclosure in response to this comment.

5.Comment: For any fund that invests in swaps on a Spot Bitcoin ETF, please update the disclosure under the "Correlation Risk" section, as well as any other relevant risk disclosure, to clarify that the index used for the purposes of the fund’s investment objective is not the index used by the spot bitcoin ETF.

Response: The Trust respectfully declines to make the requested change. The Trust notes that such disclosures can be found in the section titled “Derivatives Risk" in the Summary Prospectus as well as the section entitled "Additional Information Regarding Spot Bitcoin ETFs Used as Reference Assets for Swap Agreements " in the Item 9 disclosures.

6.Comment: With respect to "Ether Futures Contracts" disclosure, please confirm whether the Fund may also invest in back-month ether futures contracts. The Staff notes that the similar "Bitcoin Futures Contracts" disclosure excludes reference to back-month futures.

Response: The Trust confirms that the Funds that obtain exposure using ether futures contracts may invest in back-month futures if, for example, the Fund is unable to obtain exposure to front-month ether futures contracts due to position limits. The Trust also confirms it has removed reference to back-month bitcoin futures from the summary prospectus of funds that obtain exposure to bitcoin through bitcoin futures. This revision follows the CME removing the front-month position limit for bitcoin futures. Consequently, the Trust does not anticipate that those Funds will have significant exposure to back-month bitcoin futures contracts. The Trust notes that a discussion of back-month bitcoin futures contracts is included in the statutory prospectus.

7.Comment: Please relocate the second-to-last and third-to-last sentences from the "Derivatives Risk" to the “Principal Investment Strategy” section. Additionally, the staff would like to note that these two sentences may not be very useful to investors who are unaware of which spot Bitcoin ETF to search for, as shareholders do not know which funds to reference on the SEC website.

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Response: With respect to the third-to-last sentence, the Trust respectfully declines to relocate the requested disclosure to the principal investment strategy. The Trust believes the discussion of the risks the Fund is exposed to in connection with its use of Spot Bitcoin ETFs is appropriately disclosed as part of the Fund’s principal investment risks. With respect to the second-to-last sentence, the Trust notes that it was added in connection with comments provided by the Staff earlier this year. The Trust will review and consider additional clarifications as part of a future amendment.

8.Comment: Under the section titled “Additional Information Regarding Spot Bitcoin ETFs Used as Reference Assets for Swap Agreements,” please disclose the circumstances in which a fund may have significant exposure to a single issuer.

Response: The Trust has revised the disclosure as requested.

9.Comment: Please revise the second sentence under section titled “Largely unregulated marketplace” to state “As a result of lack of compliance with applicable regulations....” Response: The Trust has revised the disclosure as requested.

10.Comment: For each fund that discloses an “Industry Concentration risk”, please supplementally confirm that the fund has a corresponding policy for concentrating in a particular industry or explain why this is not necessary.

Response: The Trust confirms that each Fund has adopted a policy with respect to the concentration of its investments, as noted in each Fund’s Statement of Additional Information in the section titled “Investment Restrictions.” The Trust notes that the disclosure provided under “Industry Concentration Risk” is intended to be broader than the Fund’s concentration policy and includes any industries or sectors the Fund and/or its Index may have significant exposure to.

11.Comment: Please revise the second to last paragraph under the “Principal Investment Strategies” section to disclose “[t]he Fund may operate as “non-diversified” as defined under the Investment Company Act of 1940, solely as a result of a change in relative market capitalization or index weighting of one or more constituents of the index.”

Response: The Trust has revised the disclosure as requested.

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We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel

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